AMENDMENT TO EXPENSE LIMITATION AGREEMENT

BETWEEN OLD MUTUAL FUNDS I (THE “TRUST”)

AND OLD MUTUAL CAPITAL, INC.

DATED NOVEMBER 29, 2007, AS AMENDED

(THE “AGREEMENT”)

AS AMENDED MARCH 31, 2008

On behalf of the following series funds of the Trust:

Old Mutual VA Asset Allocation Conservative Portfolio

Old Mutual VA Asset Allocation Balanced Portfolio

Old Mutual VA Asset Allocation Moderate Growth Portfolio

Old Mutual VA Asset Allocation Growth Portfolio

Old Mutual Analytic VA Defensive Equity Portfolio

Old Mutual Analytic VA Global Defensive Equity Portfolio

Paragraph I.A. of the Agreement is hereby amended and restated as follows:

The Investment Advisor hereby agrees, subject to the terms of this Agreement, to reduce the fees payable to it under the Advisory Agreement and to make any additional payments to the extent necessary to limit total annual fund operating expenses (inclusive of management fees and other expenses; exclusive of underlying fund fees and expenses, interest, taxes, brokerage costs and commissions, dividend and interest expense on short sales, litigation, indemnification, and extraordinary expenses as determined under generally accepted accounting principles) (the “Deferred Expenses”) to an annual rate (as a percentage of the VA Portfolios’ average daily net assets) as set forth on Schedule A (“Expense Limit”) for the period beginning May 1, 2009 through December 31, 2017.

All other provisions of the Agreement not otherwise amended or restated hereby shall remain in full force and effect.

Old Mutual Funds I	Old Mutual Capital, Inc.

By: /s/ Julian F. Sluyters	By: /s/ Mark E. Black
Name: Julian F. Sluyters	Name: Mark E. Black
Title: President	Title: Chief Financial Officer